UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lone Pine Resources Inc.

(Name of Issuer)

Common Stock

(Title of Class and Securities)

54222A 106

(CUSIP Number of Class of Securities)

Cyrus D. Marter IV

Senior Vice President, General Counsel and Secretary

Forest Oil Corporation

707 Seventeenth Street, Suite 3600

Denver, CO  80202

(303) 812-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

CUSIP No. 54222A 106		13D

1	Names of Reporting Persons Forest Oil Corporation	I.D. No. 25-0484900

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): 00 (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 70,000,000 shares

	8	Shared Voting Power

	9	Sole Dispositive Power 70,000,000 shares

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 70,000,000 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 82.3%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This schedule relates to the common stock, par value $.01 per share (the “Common Stock”), of Lone Pine Resources Inc., a Delaware corporation (the “Issuer”).  The Issuer has its principal executive offices at 645-7 Avenue S.W., Calgary, Alberta, T2P 4G8, Canada.

Item 2.	Identity and Background

(a)           The name of the Reporting Person is Forest Oil Corporation.

(b)           The principal business address of the Reporting Person is 707 Seventeenth Street, Suite 3600, Denver, CO 80202.

(c)           The Reporting Person’s principal occupation or business is the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, information regarding the directors and executive officers of the Reporting Person (the “Listed Persons”) are as follows:

Name	Position	Common Stock Owned*

H. Craig Clark**	President, Chief Executive Officer and Director	15,000

James D. Lightner	Chairman of the Board and Director Chief Executive Officer of Beacon E&P Company, an oil and gas exploration company	None

Loren K. Carol	Director Independent businessman	None

Dod A. Fraser	Director President of Sackett Partners Incorporated, a consulting company	None

James H. Lee	Director Managing General Partner of Lee, Hite & Wisda Ltd., an oil and gas consulting and exploration firm	None

Patrick R. McDonald**	Director Chief Executive Officer, President and Director of Nytis Exploration Company, an oil and gas exploration company	11,539

Raymond I. Wilcox	Director Independent businessman	None

Michael N. Kennedy	Executive Vice President and Chief Financial Officer	None

J.C. Ridens	Executive Vice President and Chief Operating Officer	None

Cecil N. Colwell	Senior Vice President, Worldwide Drilling	None

Leonard C. Gurule	Senior Vice President, Western Region	None

Cyrus D. Marter IV	Senior Vice President, General Counsel and Secretary	None

Glen J. Mizenko	Senior Vice President, Business Development and Engineering	None

Mark E. Bush	Vice President, Eastern Region	None

Ronald C. Nutt	Vice President, Southern Region	None

Victor A. Wind	Senior Vice President, Chief Accounting Officer and Corporate Controller	None

*All officers and directors are also shareholders of the Reporting Person, and as such would participate with other shareholders pro-rata in the Distribution (as defined in Item 4 below).

**Also a director of the Issuer

The principal business address and principal office address of the executive officers and directors listed above is 707 Seventeenth Street, Suite 3600, Denver, Colorado  80202.

The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of the Reporting Person, except as otherwise noted.

(d)           None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            The Reporting Person is a corporation organized under the laws of the State of New York.  Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was formed on September 30, 2010, as a Delaware corporation, in anticipation of the proposed spin-off of the Reporting Person’s Canadian business.  The Reporting Person acquired one share of Common Stock, for $10 cash, at the time of the Issuer’s formation.

In connection with the Issuer’s initial public offering of Common Stock, which closed on June 1, 2011, the Reporting Person contributed all of its direct and indirect ownership of Canadian Forest Oil Ltd., which operates the Reporting Persons Canadian business, and two other entities — Wiser Oil Delaware, LLC and Wiser Delaware LLC — to the Issuer in exchange for 69,999,999 additional shares of Common Stock and approximately $29 million in cash, all in accordance with the Separation and Distribution Agreement, dated May 25, 2011, by and between the Reporting Person and the Issuer (the “Contribution”).

Item 4.	Purpose of Transaction

(a)           The Reporting Person currently intends to distribute the 70,000,000 shares of Common Stock of the Issuer held by the Reporting Person as a special dividend to the Reporting Person’s shareholders (the “Distribution”).  The Distribution is expected to occur approximately four months following the closing of the IPO, which occurred on June 1, 2011.  However, the Reporting Person may decide not to complete the Distribution if, at any time, the Reporting Person’s board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of the Reporting or its shareholders.

(b)           See clause (a).

(c)           See clause (a).

(d)           None.

(e)           None.

(f)            None.

(g)           None.

(h)           None.

(i)            None.

(j)            Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future.  The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person is the record and beneficial owner of 70,000,000 shares of the Issuer, representing approximately 82.3% of the 85,019,232 shares of Common Stock outstanding.  Except as disclosed in this Item 5, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals named in Item 2 of this Schedule 13D, owns beneficially, or has any right to acquire, directly or indirectly, any Common Stock. Certain of the individuals named in Item 2 of this Schedule 13D beneficially own Common Stock in the amounts set forth next to their names in Item 2.

(b)           The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference. The executive officers and members of the board of directors of the Reporting Person, who are identified in Item 2 hereof, share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock owned by the Reporting Person.

(c)           The information set forth in Item 3 above is incorporated herein by reference.

(d)           The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Stock reported by the Reporting Person on the cover page of this Schedule 13D and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person or, to the Reporting Person’s knowledge, the Listed Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the IPO, the Reporting Person entered into a lock-up agreement pursuant to which the Reporting Person has agreed that it will not dispose of or hedge the Common Stock for a period of 180 days of the IPO, except that the Reporting Person may effect the Distribution within 120 days of the IPO, as more fully described in the Registration Statement on Form S-1 for the Issuer (File No. 333-171123).

As noted in Item 3 above, the Reporting Person and the Issuer entered into a Separation and Distribution Agreement, dated May 25, 2011, containing key provisions addressing the IPO, the Contribution and the Distribution, including certain conditions thereto.

The Reporting Person and the Issuer have entered into a Tax Sharing Agreement pursuant to which, among other things, the Issuer will be unable to issue or sell Common Stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements) during the period prior to the Distribution.  For a period of two years after the date of the Distribution, the Issuer may take certain actions otherwise subject to these restrictions only if the Reporting Person consents to the taking of such action or if the Issuer obtains, and provides to the Reporting Person, a private letter ruling from the IRS and/or an opinion from a law firm or accounting firm, in either case, acceptable to the Reporting Person in its sole discretion, to the effect that such action would not jeopardize the tax-free status of the Contribution and the Distribution.

The Reporting Person and the Issuer also have entered into a registration rights agreement, pursuant to which the Issuer may be required to register for offer and sale all or a portion of the Common Stock held by the Reporting Person in the event the Distribution is not completed.

Item 7.	Material to be Filed as an Exhibit

Exhibit 10.1

Separation and Distribution Agreement, dated as of May 25, 2011, by and between the Issuer, Canadian Forest Oil Ltd. and the Reporting Person, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35191), filed with the Commission on June 1, 2011.

Exhibit 10.2

Tax Sharing Agreement, dated as of May 25, 2011, by and between the Issuer and the Reporting Person, incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35191), filed with the Commission on June 1, 2011.

Exhibit 10.3

Registration Rights Agreement, dated as of June 1, 2011, by and between Issuer and the Reporting Person, incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-35191), filed with the Commission on June 1, 2011.

Exhibit 99.1	Registration Statement on Form S-1 for the Issuer. (File No. 333-171123) incorporated herein by reference

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2011

Forest Oil Corporation

/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary